UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

SEC File Number 1-4436                                 CUSIP Number 858603103000

(Check One):
(  ) Form 10-K (  ) Form 20-F (  ) Form 11-K (X)  Form 10-Q  (  )  Form N-SAR

                        For Period Ended: March 31, 1999
                           --------------------------

                           (  )  Transition Report on Form 10-K
                           (  )  Transition Report on Form 20-F
                           (  )  Transition Report on Form 11-K
                           (  )  Transition Report on Form 10-Q
                           (  )  Transition Report on Form N-SAR

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:__________________________________

                         PART I - REGISTRANT INFORMATION

Full Name of Registrant:        THE STEPHAN CO.
                        __________________________________________

Former Name if Applicable:      N/A
                          ________________________________________

Address of Principal Executive Offices:  1850 West McNab Street
                                         _____________________________________
City, State and Zip Code:  Fort Lauderdale, Florida 33309
                         _____________________________________________________

                        PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

      (  (a) The reasons described in reasonable detail in Part III of this form
      (      could not be eliminated without unreasonable effort or expense;
      (
/x/   (  (b) The subject annual report, semi-annual report, transition report on
      (      Form 10-K, ( Form 20-F,  11-K or Form N-SAR,  or portion  thereof,
      (      will be filed on or before ( the fifteenth  calendar day following
      (      the  prescribed  due date;  or the subject quarterly  report of
      (      transition report on Form 10-Q, or portion thereof will be filed
      (      on or before the fifth  calendar day following the  prescribed due
      (      date; and
      (
      (  (c) The accountant's statement or other exhibit required by Rule
             12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the time prescribed time period.

     Due to the significant amount of time and effort management of the Company has had to devote to the completion of its 1998 audit, the restatement of its financial statements for the fiscal quarters ended June 30, 1998 and September 30, 1998 and the preparation of its Form 10-K for the 1998 fiscal year, the Company cannot file its Quarterly Report on Form 10-Q for the quarter ended March 31, 1999 without unreasonable effort or expense.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

    David Spiegel             954           971-0600
_________________________  ___________   __________________
     (Name)                (Area Code)   (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed. If answer is not, identify report(s).

                       Yes            No    X
                            ______       _______

     Report:  Form 10-K for the fiscal year ended December 31, 1998


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected in the earnings statements to be included in the subject report or portion thereof?

                       Yes    X      No
                            ______       _______



If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

   Sales for the quarter ended March 31, 1999 are expected to be higher than the corresponding quarter of 1998. However, net income for such quarter is expected to be significantly less than the corresponding 1998 quarter, primarily due to adverse changes in the overall product mix of the Company and a corresponding decline in gross profit margins.


                                THE STEPHAN CO.
                 _____________________________________________
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:     May 17, 1999            David Spiegel
       ________________       By_______________________________________
                                  David Spiegel